

Mail Stop 3561

April 5, 2010

Mr. Michael Jordan Friedman
President and Chief Executive Officer
Fresh Harvest Products, Inc.
280 Madison Avenue, Suite 1005
New York, New York 10016

> **Re: Fresh Harvest Products, Inc.**
> **Item 4.01 Form 8-K/A Filed September 14, 2009**
> **Item 4.01 Form 8-K Filed October 8, 2009**
> **File No. 0-51390**

Dear Mr. Friedman:

        We issued comments to Fresh Harvest Products, Inc. on the above captioned filings on September 17, 2009 and October 13, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 19, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by April 19, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Ta Tanisha Meadows at (202) 551-3322, if you have any questions. In her absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief